

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

<u>Via E-Mail</u>
Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618

     Re: **OCTuS, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed on April 15, 2010
             Form 10-Q for the Fiscal Quarter Ended September 30, 2010
             Filed on November 22, 2010
             Form 8-K/A
             Filed April 8, 2011
             File No. 000-21092

Dear Mr. Soderquist:

      We have reviewed your response letter dated December 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 23, 2010</u>

<u>Certain Relationships and Related Transactions, page 41</u>

1.   We note your response to comment 9 of our letter dated January 26, 2011, and we reissue it in part. Please revise your Item 13 disclosure to identify the related party that acquired the convertible note from Grupo Dynastia in March 2009. It also appears that your beneficial ownership table should reflect such ownership. See Rule 13d-3(d)(1) under

the Exchange Act and Item 403 of Regulation S-K. Also, please revise to include the Grupo Dynastia promissory notes in your discussion of your outstanding debt in your Liquidity and Capital Resources section of your MD&A. Please note that these disclosures should be reflected in your Form 10-K for the fiscal year ended December 31, 2010.

Exhibits

2.   We note Exhibit 10.21 submitted as part of your draft Form 10-K/A omits several exhibits and/or attachments. Please file Exhibit 10.21 in its entirety pursuant to Item 601(b)(10) of Regulation S-K.

Form 8-K/A filed April 8, 2011

Exhibit 99.3 – Notes to the Pro Forma Financial Statements

3.   Please explain to us what the $35,011 and $20,635 adjustments to current assets and liabilities, respectively, represent and why they are appropriate pro forma adjustments. Note (a) indicates the adjustments are to accounts receivable and accounts payable but does not further explain why the historical balances taken from Quantum's financial statement require adjustment.

Form 10-Q for the period ended September 30, 2010

Management's Discussion and Analysis, page 17

4.   We note your response to prior comment 13 regarding the predecessor information added to results of operations. We note that you compare Octus post-merger results for the three and nine months ended September 30, 2010 with Octus pre-merger shell company results for the periods ended September 30, 2009. As Quantum was the predecessor, the comparative 2009 periods included in the discussion should be that of the predecessor. For example, the results of operations for the three months ended September 30, 2010 (successor) could be compared to the three months ended September 30, 2009 (predecessor). There is no historical comparison that can be made involving the nine months ended September 30, 2010; however, in addition to the three month comparison suggested above, you can also compare the results of operations for the stub period from January 1, 2010 to June 29, 2010 (predecessor) to the six month period ended June 30, 2009 (predecessor) and clarify in the discussion that the 2009 financial statements are not included in the Form 10-Q. If you opt for this approach, you can also present a supplemental discussion of pro forma results of operations for the nine months ended September 30, 2010 compared to historical results of operations for the nine months ended September 30, 2009 (predecessor).

5.   We are unable to locate disclosure responsive to comment 14 of our letter dated January 26, 2011 regarding your liquidity position, sources of cash, and how you plan to meet your ongoing expenses in the next 12 months. In future periodic reports, please provide this discussion in your MD&A, including quantification of the extent to which "officers and directors or others" have funded you, the basis for your belief that they will continue to fund you, and the effect on your operations should you be unable to raise additional funds. Your disclosure should also indicate whether you are in default of any your debt agreements.

6.   We note your response to comments three and 15 of our letter dated January 26, 2011. It is unclear why the Item 2 disclosure in your draft quarterly reports does not provide updated information regarding the extent to which you have met or are on track to meet the milestones disclosed in response to comment three. Please revise your draft reports accordingly.

Other Reports

7.   We note that you have not filed your Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011. Please advise us when you will file these reports. Please be aware you should incorporate our prior comments as applicable for these and future filings.

        You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director